Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2017 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Year ended
		June 30, 2017	March 31, 2017	June 30, 2016	March 31, 2017
1	Income
	a) Net Sales/income	136,261	139,875	135,992	550,402
	b) Other operating income	—	4,082	—	4,082
	c) Foreign exchange gains/(losses), net	353	745	984	3,777

	Total income	136,614	144,702	136,976	558,261

2	Expenses
	a) Purchase of stock-in-trade	6,306	5,381	7,580	25,560
	b) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	455	1,646	(1,069)	1,411
	c) Employee benefit expense	67,442	68,747	66,177	268,081
	d) Depreciation,amortisation and impairment	4,943	8,181	4,665	23,107
	e) Sub contracting/technical fees	20,247	21,244	20,360	82,747
	f) Other expenses	15,128	14,675	16,416	63,476

	Total expenses	114,521	119,874	114,129	464,382

3	Finance expenses	1,474	1,053	1,336	5,183
4	Finance and Other Income	6,200	5,636	5,200	21,660
5	Share of profits/(loss) of equity accounted investees	(1)	—	—	—
6	Profit before tax [1-2-3+4+5]	26,818	29,411	26,711	110,356
7	Tax expense	5,994	6,742	6,122	25,213
8	Net profit for the period [6-7]	20,824	22,669	20,589	85,143
9	Non Controlling Interest	59	58	71	248
10	Net profit after taxes and Non Controlling Interest [8-9]	20,765	22,611	20,518	84,895
11	Paid up equity share capital	9,732	4,861	4,941	4,861
	(Face value ₹ 2 per share)
12	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet of previous accounting period				515,443
13	EARNINGS PER SHARE (EPS) (of ₹ 2/- each) (not annualised)
	Before extraordinary items
	Basic (in ₹)	4.29	4.68	4.17	17.48
	Diluted (in ₹)	4.28	4.66	4.16	17.43

1.	The audited consolidated financial results of the Company for the three months ended June 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2017. The company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results.
2.	The above consolidated financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Effective April 1,2016, the company has early adopted IFRS 9, Financial Instruments. The comparative information has been adjusted to effect this change retrospectively.
3.	List of subsidiaries and equity accounted investee as of June 30, 2017 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipxro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A) Appirio, Inc. (A)	USA USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH (A)	Austria
		Wipro Digital Aps (A)	Denmark
		Wipro Europe Limited (A)	U.K.
		Wipro Financial Services UK Limited	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Holdings Investment	Hungary
Korlátolt Felelősségű Társaság
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa(Proprietary) Limited Wipro IT Services Ukraine LLC		South Africa Nigeria Ukraine
Wipro Technologies Nigeria Limited
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C InfoSERVER S.A.	Peru Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited *			India
Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited				U.K.
	Wipro UK Limited			U.K.
Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil
Wipro Digital Aps				Denmark
	Designit A/S			Denmark
		Designit Denmark A/S		Denmark
		Designit Munchen GmbH		Germany
		Designit Oslo A/S		Norway

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Designit Sweden AB		Sweden
		Designit T.L.V Ltd.		Israel
		Designit Tokyo Lt.d		Japan
		Denextep Spain Digital, S.L		Spain
			Designit Colombia S A S	Colombia
			Designit Peru SAC	Peru
Cellent GmbH	Frontworx Informations technologie GmbH			Austria Austria
HPH Holdings Corp.	HealthPlan Services Insurance Agency, Inc. HealthPlan Services, Inc.			USA USA USA
Appirio, Inc.				USA
	Appirio, K.K Topcoder, Inc. Appirio Ltd			Japan USA Ireland
		Appirio GmbH Apprio Ltd (UK) Saaspoint, Inc.		Germany U.K. USA

	Appirio Singapore Pte Ltd			Singapore

As of June 30, 2017, the Company held 26% interest in Drivestream Inc., accounted for using the equity method.

4.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2017, March 31, 2017 and June 30, 2016, year ended March 31, 2017 is as follows:

Particulars	Quarter ended			Year ended
	June 30, 2017	March 31, 2017	June 30, 2016	March 31, 2017
	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	34,934	34,911	33,630	135,967
HLS	19,150	20,456	19,928	82,242
CBU	20,535	21,204	20,725	83,417
ENU	17,464	17,515	17,356	68,883
MNT	29,342	30,657	29,538	119,175
COMM	8,831	9,278	9,911	38,756

Total of IT Services	130,256	134,021	131,088	528,440
IT Products	6,343	6,613	5,930	25,922
Reconciling Items	15	(14)	(42)	(183)

Total Revenue	136,614	140,620	136,976	554,179

Other operating Income
IT Services	—	4,082	—	4,082
IT Products	—	—	—	—

Total Other Operating Income	—	4,082	—	4,082

Segment Result
IT Services
BFSI	5,441	5,153	6,994	24,939
HLS	2,734	(11)	2,855	9,479
CBU	2,934	3,719	3,775	14,493
ENU	3,651	4,097	3,025	14,421
MNT	5,175	5,969	5,954	23,453
COMM	1,449	1,449	1,502	6,149
Unallocated	532	811	(837)	(951)
Other Operating Income	—	4,082	—	4,082

Total of IT Services	21,916	25,269	23,268	96,065

IT Products	31	(428)	(368)	(1,680)
Reconciling Items	146	(13)	(53)	(506)

Total	22,093	24,828	22,847	93,879
Finance Expense	(1,474)	(1,053)	(1,336)	(5,183)
Finance and Other Income	6,200	5,636	5,200	21,660
Share of profit/ (loss) of equity accounted investee	(1)	—	—	—

Profit before tax	26,818	29,411	26,711	110,356

Notes:

a)	“Reconciling items” includes dividend income/ gains/ losses relating to strategic investments, elimination of inter-segment transactions and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

d)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues .

e)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

f)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

g)	Segment result of HLS industry vertical for the three months ended March 31,2017 is after considering the impact of impairment charge recorded on certain intangible assets recognized on acquisitions.

h)	Net gain from sale of EcoEnergy division for the period ended March 31,2017 is included as part of IT Services segment result.

6. Business Combinations:

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition strengthens Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,402 (USD 475.6 million).

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	526		(29)	₹	497
Technology platform		436		(89)		347
Customer related intangibles		—		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship.		—		858		858
Deferred tax liabilities on intangible assets		—		(2,791)		(2,791)

Total	₹	1,142	₹	3,240		4,382

Goodwill						28,020

Total purchase price					₹	32,402

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,020 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the three months June 30, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

7. Issue of Bonus shares

The bonus issue in the proportion of 1:1 i.e.1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) had been approved by the shareholders of the Company on June 03, 2017 through Postal Ballot /e-voting. For this purpose, June 14, 2017, has been fixed as the record date. Consequently, on June 15, 2017, the Company allotted 2,433,074,327 shares and ₹ 4,866 (representing par value of ₹ 2 per share) has been transferred from retained earnings to share capital.

Consequently, earnings per share for the comparative periods has been proportionately adjusted.

8. Event after the reporting period

On July 20, 2017, the Board of Directors approved a buyback proposal, subject to the approval of shareholders of the Company through postal ballot, for purchase by the Company of up to 343.75 million shares of ₹ 2 each (representing 7.06% of total paid-up equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 320 per equity share for an aggregate amount not exceeding ₹ 110,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bangalore
Executive Chairman
Date: July 20, 2017	& Managing Director